09057693

UN[illegible]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2009
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SEC FILE NUMBER
8-52029

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31//08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Allstate Distributors, L.L.C**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Sanders Road
(No. and Street)

Northbrook (City) **IL** (State) **60062** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb **847-402-6509**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

PROCESSED
MAR 12 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Distributors, L.L.C. for the year ended December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date

Treasurer
Title

OFFICIAL SEAL
KATHERINE GREFSHEIM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/26/09

Katherine Grefsheim
Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLSTATE DISTRIBUTORS, L.L.C.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Distributors, L.L.C.
Northbrook, IL

We have audited the accompanying statement of financial condition of Allstate Distributors, L.L.C. (the "Company") (a wholly owned subsidiary of Allstate Life Insurance Company) as of December 31, 2008, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Distributors, L.L.C. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2009

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 979,781
FEE INCOME RECEIVABLE	1,994,829
INCOME TAXES RECEIVABLE FROM AFFILIATE	101,598
OTHER ASSETS	186,494
TOTAL	$ 3,262,702

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 1,199,062
Accounts payable and accrued expenses	490,604
Total liabilities	1,689,666
MEMBER'S EQUITY	1,573,036
TOTAL	$ 3,262,702

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Fee income	$23,201,819
Underwriting revenues	1,253,427
Interest income	17,617
Total revenues	24,472,863
EXPENSES:	
Salaries and employee benefits expense	17,079,352
General and administrative expense	7,078,549
Wholesaling and marketing expenses	133,345
Regulatory fees and expenses	149,480
Other expense	325,689
Total expenses	24,766,415
LOSS FROM OPERATIONS BEFORE INCOME TAXES	(293,552)
INCOME TAX BENEFIT	(102,744)
NET LOSS	(190,808)
MEMBERS' EQUITY — Beginning of year	1,763,844
MEMBER'S EQUITY — End of year	$ 1,573,036

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (190,808)
Adjustments to reconcile net loss to net cash used in operating activities — changes in:	
Fee income receivable	171,066
Other assets	(6,374)
Payable to affiliates	202,348
Income taxes receivable/payable to affiliate	(130,252)
Accounts payable and accrued expenses	(168,212)
Net cash used in operating activities	(122,232)
CASH — Beginning of year	1,102,013
CASH — End of year	$ 979,781

See notes to financial statements.

1. GENERAL

Basis of Presentation — The accompanying financial statements include the accounts of Allstate Distributors, L.L.C. (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life"). Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings LLC ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations — The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company serves as principal underwriter for individual and group flexible premium deferred variable annuity contracts ("contracts") issued by Allstate Life and certain of its subsidiaries (the "issuers"). These contracts are sold by registered representatives of affiliated and unaffiliated broker-dealers or bank employees who are licensed insurance agents appointed by these issuers and have entered into a selling agreement with the Company to sell the contracts. Further, the Company employs wholesalers who promote the sale of the contracts being underwritten by the Company. The Company charges fees to the issuers in exact proportion to expenses incurred in the execution of the selling agreements and wholesaling activities. Expenses incurred by the Company are reimbursed through these fees.

Effective April 1, 2008, the Company serves as the distributor of shares of mutual funds of the Allstate Financial Investment Trust. The Company earns distribution fees based on sales of shares and incurs expenses in carrying out its duties and responsibilities as distributor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fee Income — Fee income reflects amounts charged to Allstate Life and its subsidiaries in connection with the sales and underwriting services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred. A receivable is established for fees charged but not yet collected.

Underwriting Revenues — Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company. Additionally, effective April 1, 2008, underwriting revenues include distribution fees due from the mutual funds of the Trust for sales of shares. A receivable is established for fees earned but not yet collected.

Expenses — Expenses consist of employee salaries and benefits, general and administrative expenses, and regulatory fees. Expenses are accrued as incurred. Expenses incurred in carrying out the Company's duties and responsibilities in its role as principal underwriter for contracts issued by Allstate Life and certain of its subsidiaries are fully reimbursed through fee income

Wholesaling and Marketing Expense — Wholesaling and marketing expenses are expensed as incurred and reflect amounts due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated broker dealer for variable annuity contracts underwritten by the Company. A payable is established for expenses incurred but not yet paid.

Income Taxes — The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax basis of assets and liabilities at December 31, 2008.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash equivalents include highly liquid investments in money market funds with original maturities of less than ninety days, when applicable, that are not held for sale. Money market funds are carried at fair value, which is equal to the net asset value of the funds.

Fair Value of Financial Assets — The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"), as of January 1, 2008 for its financial assets that are measured at fair value. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The adoption did not have an effect on the Company's determination of fair value.

In determining fair value, the Company uses the market approach which utilizes market transaction data for the same or similar instruments. SFAS No. 157 establishes a hierarchy for inputs used in determining fair value that maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are those used by market participants in valuing financial instruments that are developed based on market data obtained from independent sources. The Company uses prices that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices may be reduced. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or from Level 2 to Level 3.

Financial assets recorded on the Statement of Financial Condition at fair value as of December 31, 2008 comprise money market funds included as a component of cash and cash equivalents and are categorized in the fair value hierarchy based on the reliability of inputs to the valuation techniques as follows:

Level 1 — Financial assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company can access.

Level 2 — Financial assets whose values are based on the following:

a. Quoted prices for similar assets in active markets;

b. Quoted prices for identical or similar assets in non–active markets; or

c. Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Financial assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the financial assets.

During the reporting period, all money market funds consist of shares of actively traded mutual funds totaling $878,554 as of December 31, 2008 that have daily quoted net asset values for identical assets that the Company can access and are categorized as Level 1. The net asset values are received monthly from the third party custodial financial institution.

Adopted Accounting Standard — In October 2008, the FASB issued FASB Staff Position No. FAS 157–3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157–3"), which clarifies the application of SFAS 157 in a market that is not active. The Company adopted the provisions of FSP FAS 157–3 as of September 30, 2008. The adoption of SFAS No. 157 and FSP FAS 157–3 did not have an effect on the Company's financial statements.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2008, the Company had net capital, as defined under the Rule, of $704,728 which was $592,084 in excess of required net capital of $112,644. The Company's aggregate indebtedness, as defined under the Rule, was 240% of its net capital.

4. INCOME TAXES

As a limited liability company, the Company's 2008 income will be reported on the income tax return of Allstate Life as the Company's sole member. Allstate Life will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2008 tax liability or benefit with Allstate Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Company had no liability for unrecognized tax benefits at December 31, 2008 and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits. Income tax benefit for the year ended December 31, 2008 is $102,744.

The Company paid income taxes to an affiliate of $27,508 in 2008. The statutory federal income tax rate of 35% is the same as the effective rate on income from operations in 2008.

5. RELATED-PARTY TRANSACTIONS

Certain affiliates of the Corporation ("service providers") provide services and administrative activities for the Company. The Company also utilizes business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimburses the service providers for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2008, the total costs allocated to the Company for these services totaled $24,766,415. As of December 31, 2008, amounts due to the service providers for these services totaled $1,199,062.

The Company receives fee income from the contract issuers for which the Company services as a wholesaler. The fee income is based on the expenses incurred in conducting the wholesaling activities. During 2008, the Company earned fee income of $23,201,819. At December 31, 2008, amounts due from the contract issuers totaled $1,988,295.

The Company earned underwriting revenue of $1,227,485 for underwriting services provided to Allstate Life. At December 31, 2008 $6,534 is due from Allstate Life for distribution fees earned.

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in financial assets, including money market funds, and incurs various financial liabilities. The fair value of money market funds is equal to the net asset value reported by the funds. The fair value of all other assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

SUPPLEMENTAL SCHEDULES

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 1,573,036
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1 —	
Nonallowable assets:	
Fee income receivable	565,338
Income tax receivable	101,598
Other assets	183,801
Total nonallowable assets	850,737
HAIRCUTS ON SECURITIES POSITIONS — 2% haircut on money market	17,571
NET CAPITAL	$ 704,728
AGGREGATE INDEBTEDNESS	$ 1,689,666
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 112,644
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 112,644
EXCESS NET CAPITAL	$ 592,084
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	240 %

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X-17A-5, as of December 31, 2008 filed on January 27, 2009.

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 23, 2009

To the Member of
Allstate Distributors, L.L.C.
Northbrook, Illinois

In planning and performing our audit of the financial statements of Allstate Distributors, L.L.C. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END